Brian L. MacNeal

Senior Vice President and

Chief Financial Officer

Phone:	(717) 396-4791

E-Mail: blmacneal@armstrongceilings.com

April 15, 2020

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Re:Armstrong World Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 25, 2020

File No. 1-02116

Dear Division of Corporation Finance:

We acknowledge receipt of your comment letter dated March 25, 2020.  For your convenience in reviewing our response, we have repeated each comment and presented our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2019

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revision of Previously Issued Financial Statements, page 44

Comment

1.

We note that you corrected an error related to the year ended December 31, 2017 you believed to be immaterial in the current December 31, 2019 10-K. As the quantitative disclosures on page 44 indicate that the change increased your net loss in 2017 by over

50%, it is unclear why you believe such error to be immaterial. Please provide us with your full materiality analysis and tell us your consideration of amending your December

31, 2017 10-K as well as filing an Item 4.02 8-K that such financial statements should no longer be relied upon. We may have further comment after review of your response.

Armstrong World Industries
2500 Columbia Avenue, Lancaster, PA 17603

717.397.0611 | www.armstrongceilings.com

Division of Corporation Finance	April 15, 2020

Armstrong Response

The Company conducted an analysis under Staff Accounting Bulletin No. 99 and Staff Accounting Bulletin No 108 when the error was identified in the second quarter of 2019, and have included below both the quantitative and qualitative factors that we analyzed.  Our analysis resulted in the conclusion that the adjustment was not material for the period ended December 30, 2017 (or any subsequent period until the adjustment was made).

Quantitative Analysis

In summary, the error identified had the following impacts to the financial statements for the year-ended December 31, 2017, with similar balance sheet impacts in subsequent periods through the date the error was corrected.

Fiscal year-ended December 31, 2017 (Dollars in millions)
	2017 (as reported)	2017 (as corrected)	$ Change	% Change vs. as reported
Loss on disposal of discontinued business	($70.0)	($105.2)	($35.2)	50%
Net loss from discontinued operations	($65.8)	($101.0)	($35.2)	53%
Net earnings	$154.8	$119.6	($35.2)	(23%)
Assets of discontinued operations	$306.1	$270.9	($35.2)	(11%)
Total current assets	$648.9	$613.7	($35.2)	(5%)
Retained earnings	$633.4	$598.4	($35.2)	(6%)
Total shareholders’ equity	$419.3	$384.1	($35.2)	(8%)

In addition to the above, for the period ended September 30, 2018 through the date of correcting the error, the adjustment also resulted in a reclassification within the Accounts payable and accrued expenses footnote of $35.2 million, within continuing operations, as a result of our receipt of advance cash proceeds from the buyer.

Qualitative Analysis

In addition to the quantitative impact, management considered the impact of the error from a qualitative standpoint, and concluded the following:

•

The error was due to the inappropriate review and interpretation of consideration in the sale contract, resulting in an incorrect mathematical formula to calculate the estimated loss on disposal. The terms of the agreement, including adjustments to the consideration for debt related items, were understood by management and specifically considered when communicating forecasted net cash to be received from the sale transaction both internally (including with the Board of Directors) and externally with investors.  However, the expected adjustment to the purchase price for the items defined as debt in the agreement, was inappropriately excluded from the estimated loss on sale calculation for the held-for-sale asset group, resulting in the error in the non-cash impairment charge.

Division of Corporation Finance	April 15, 2020

•

For the fiscal year ended December 31, 2017, the adjustment impacted the discontinued operations portion of our income statement only, assets of discontinued businesses and retained earnings and resulted from a non-recurring, non-cash charge in discontinued operations.  For subsequent periods, the adjustment impacted only assets of discontinued businesses and retained earnings as well as the accounts payable and accrued expense footnote beginning in the period ended September 30, 2018.  For all respective periods, the adjustment had no impact on earnings and earnings per share from continuing operations, EBITDA or free cash flow, which are the key performance measurements for our investors.

•

When considering the impact of the error on trends, specifically trends in profitability, consideration was given to the loss on disposal of discontinued operations being first reported in the period the error occurred; therefore, there were no trends from prior period.  However, in relation to net earnings which is inclusive of continuing and discontinued operations, this error also did not impact any trends due to the one-time nature of the error. Had the error been appropriately recorded in the 2017 results, it would not have changed profitability trends which continue to increase year-over-year.  Further, the error related to discontinued operations only and did not mask a change in loss on disposal of discontinued operations, net loss from discontinued operations, nor net earnings inclusive of both continuing and discontinued operations.  The adjustment did not change a cumulative gain on disposal into a loss as the sale was always calculated and communicated to result in a loss.

•

We are confident that our investor base focuses on results from continuing operations and does not consider discontinued operations to be material to our operating performance or the valuation of our stock as, by their nature, those operations will not remain a continuing part of the Company.  Our analysts set expectations on continuing operations results, including both GAAP and non-GAAP measures, as well as adjusted free cash flow.  Further, the error had no impact on our cash balance or liquidity in the periods in which the error existed.  Additionally, the adjustment had no impact on analyst consensus expectations in any period.

•

From the announcement of the sale in November 2017, through the closure of the sale in September 2019, our investor base focused nearly exclusively on the timing of closing and our early and unconditional receipt of sale proceeds during the third quarter of 2018.  Performance of the discontinued operations during the close period was not a focus of the investment community.  Further, our investor base was particularly well-informed of the pending divestiture of those operations following a lengthy, but not uncertain, procedural process for which the buyer was solely responsible.

•

The disclosures in the notes to the financial statements stated that the purchase price to be received was subject to certain adjustments as provided for in the Share Purchase Agreement. A copy of the agreement was filed with the November 20, 2017 Form 8-K announcing the sale transaction, and was publicly available and included the adjustments to the purchase price, including the items that caused the error.  Although cash expected to be received from a disposal transaction is not a required footnote disclosure and expected future cash balances and future liquidity are not disclosed in the Form 10-K, we did include the disclosure in the 2017 Form 10-K and disclosed to investors the actual amount of the

Division of Corporation Finance	April 15, 2020

net cash expected to be received from the sale transaction (net of the expected adjustments to the consideration for the items defined as debt in the agreement) in various publicly filed Form 8-Ks and investor presentations/calls.  The net cash impact of the sale communicated to investors consistently included the expected consideration adjustments for the items defined as debt in the agreement (the items that resulted in the error).

•

The adjustment was not indicative of or related to any fraud. Rather, the adjustment related solely to this significant and unusual transaction, specifically the failure to completely reconcile the terms of a technical provision of the underlying sale agreement, which led to an incorrect mathematical formula to estimate the loss on disposal.

•

This misstatement is specific to discontinued operations of the disposal group and therefore is not relevant to segment reporting information, as segment reporting is relevant for continuing operations only.

•	The adjustment did not impact any of our debt covenants or other contractual agreements.

•

The adjustment did not impact any of our incentive compensation plans or payments under those plans.  Our annual cash incentive plan is based on continuing operations net sales and EBITDA.  Our long term equity incentive plan is based on Total Shareholder Return (see investor comments above) and Adjusted Free Cash Flow over a three year period.

While we acknowledge that the error is quantitatively large, we gave specific consideration to the nature of the line items impacted, notably the results of discontinued operations (with the exception of the reclassification within the Accounts payable and accrued expenses footnote effective in the  September 30, 2018 10-Q). We had evidence (with the benefit of hindsight) that analysts and investors have not focused on the results of the discontinued operations in 2017 or any period since. When concluding that a restatement was not required, we also took into account the fact that the 2018 interim and annual financial statements and the Q1 2019 interim financial statements, which were more current and relevant to users today than the older period of 2017, and these more recent financial statements were primarily only impacted on the balance sheet. We also considered our liquidity situation in 2017 and subsequent periods and concluded that the unrecorded adjustments to the non-cash impairment loss did not materially impact our cash and liquidity metrics. Finally, but importantly, we believe that when a business is being discontinued and disposed of, investors and other financial statement users are more interested in the amount of cash that will be received upon sale (and perhaps how and where that cash may be reinvested in the business) and less interested in the amount of any non-cash impairment loss that results when the business is classified as held for sale.

Based on the foregoing quantitative and qualitative analysis, management concluded that the previously issued annual and interim financial statements (included in the 2017 Form 10-K through the Q1 2019 Form 10-Q) were not materially misstated and did not require restatement. Management concluded that there was not a substantial likelihood that the error would have been viewed by a reasonable investor as having significantly altered the total mix of information made available.  We determined that the historical error would be corrected in our June 30, 2019 Form 10-Q as an immaterial correction of prior period financial statements.

Division of Corporation Finance	April 15, 2020

We also discussed the accounting, financial reporting, and disclosure considerations associated with this adjustment with external SEC counsel, our independent auditors and the Audit Committee of our Board of Directors, each of which supported management’s conclusions.

Revenue Recognition, page 46

Comment

2.

We note from page seven that as part of the sale of your EMEA businesses to Knauf, you entered into license agreements for the license of intellectual property. To the extent material, please tell us the material terms of this agreement and your consideration of disclosing how you account for such licensing agreements.

Armstrong Response

These intellectual property license agreements provided Knauf with royalty-free and exclusive licenses under patents, know-how and trademarks used in the sold businesses.  The licenses are limited to the geographies covered under the Share Purchase Agreement, namely the territories in which the business was conducted prior to the sale.  The term of the granted licenses, with respect to each intellectual property right, extend until the expiration or abandonment of each such intellectual property right.

In light of their express terms included in the Share Purchase Agreement, we determined that no ongoing accounting was necessary for the intellectual property licensing agreements.  We will, however, enhance our disclosures relating to their key terms in our next Form 10-Q filing.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-4791.

Sincerely,

/s/ Brian L. MacNeal

Brian L. MacNeal

Senior Vice President and Chief Financial Officer

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